

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 10, 2015

Neal V. Fenwick
Chief Financial Officer
ACCO Brands Corporation
Four Corporate Drive
Lake Zurich, IL 60047

> **Re: ACCO Brands Corporation**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 25, 2015**
> **Form 8-K dated October 28, 2015**
> **File No. 001-08454**

Dear Mr. Fenwick:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed October 28, 2015

1. Reference is made to the Supplemental Reconciliation of Adjusted Results for the three and nine months ended September 30, 2015 and 2014 on pages 8-9 of the report. Please be advised it is not appropriate to present a full non-GAAP income statement for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measure. Refer to Question 102.10 of the Compliance & Disclosure Interpretations related to Non-GAAP Financial Measures which can be found at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please confirm your understanding of this matter in your response to us and revise your presentation accordingly.

2. Reference is made to the Supplemental Reconciliation of Operating Income to Adjusted EBITDA on page 10. Please be advised that "earnings" within the context of EBITDA is intended to be net income as presented in the statement of operations under GAAP. In

this regard, please reconcile Adjusted EBITDA to net income rather than operating income. Refer to Question 103.01 of the Compliance & Disclosure Interpretations related to Non-GAAP Financial Measures which can be found at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Gilmore at (202) 551-3777 or Jean Yu at (202) 551-3305 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure